Via Facsimile and U.S. Mail
Mail Stop 6010

September 8, 2008

Mr. John L. Sennott, Jr
Senior Vice President and Chief Financial Officer
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, CT 06032

Re: **Darwin Professional Underwriters, Inc.**
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
File No. 001-32883

Dear Mr. Sennott:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief